January 16, 2008

Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, DC  20549-5546

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2006
File March 9, 2007
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated January 8, 2008, (Attachment A) from the Staff to International Shipholding Corporation (the “Company”) the Staff provided certain comments with respect to the Form 10-K Annual Report for the fiscal year ended December 31, 2006.

Please find below the reproduced text from the Staff’s January 8, 2008 Comment Letter and our current response to said Comment.

Staff Comment:

We note from your response to our prior comment that you propose to include a complete set of financial statements for BSH, including notes, for the year ended December 31, 2004 in your Form 10-K for the year ended December 31, 2007.  However, we do not consider this an acceptable response, as financial statements filed under Rule 3-09 of Regulation S-X, whether audited or unaudited, should include a complete set of financial statements.  Therefore, please file an amended Form 10-K for the year ended December 31, 2006, which includes the statements of cash flows, statements of changes in stockholders equity, and notes to the financial statements for the year ended December 31, 2004.  Additionally, you responded that the only BSH financial statements you have for the nine months ended September 30, 2006 are the unaudited balance sheet and statement of income.  In this regard, if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance.  This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

Company Response:

On December 11, 2007, the Company filed an amended 2006 Form 10-K to include all of the financial information available to the Company on BSH for the years 2004, 2005 and 2006. The financial information was not a complete set of financial statements nor were they audited financial statements for 2004 and 2006 partial year, but it was all of the information provided to the Company from BSH. The Company on numerous occasions, during the time of the sale of BSH was being negotiated, requested financial information from BSH but was denied.

We respectively request a waiver of the financial statement requirement under Rule 3-09 of Regulation S-X based on the facts that the Company has filed all of the information available to it on December 11, 2007 in the form of the amended 2006 Form 10-K and the Company has been denied any additional information from BSH.

Sincerely,

INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Manuel G. Estrada

Manuel G. Estrada
        Vice President and Chief Financial Officer